             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                           FORM 10-SB

             Registration Statement on Form 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                       BUSINESS ISSUERS


                PROCESS TECHNOLOGY SYSTEMS, INC.
                 ---------------------------
  (Name of Small Business Issuer as specified in its charter)



            NEVADA                                    Applied For
           --------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                              Employer I.D. No.)


                          6371 Richmond, #200
                          Houston, Texas 77057
                      ---------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (713) 266-8005

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                             None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.002 par value common stock
                ------------------------------
                         Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization and Charter Amendments.
     ------------------------------------

          Process Technology Systems, Inc. ("Process Technology") was organized under the laws of the State of Nevada on May 12, 1987, under the name "Process Technology, Inc." It was formed to engage in any lawful activity.

          Process Technology's initial authorized capital consisted of 25,000,000 shares of $0.002 par value common voting stock, and 12,500,000 shares of $0.25 par value preferred stock.

          On November 11, 1998, Process Technology was revived under the name "Process Technology Systems, Inc." because the name "Process Technology, Inc." was not available.

         In February, 2000, a Certificate of Amendment was filed with the State of Nevada regarding the preferred stock of Process Technology which is presently issued and outstanding. The rights, privileges and preferences of this class of preferred stock were not previously set forth in the original Articles of Incorporation or an amendment.

         Copies of the Initial Articles of Incorporation, as amended, and By-Laws are attached hereto and incorporated by reference. See Part III, Item 1.

     Public Offering.
     ----------------

          Pursuant to a prospectus dated September 9, 1987, Process Technology conducted a public offering of certain units comprised of common stock and warrants at one $1.00 per unit within the State of Nevada. The offer and sale of these securities were registered with the Nevada Securities Division pursuant to Section 90.150 of the Nevada Revised Statutes, as amended ("NRS"), for the purpose of selling its securities in a "public" intrastate offering exclusively in the State of Nevada, pursuant to Section 90.140 of the NRS, and pursuant to Rule 504 of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "1933 Act").

     Sales of "unregistered" and "restricted" securities during the past three years.
     ------

          See the caption "Recent Sales of Unregistered Securities, "Part II,
Item 4.

Business.
---------

          The only present material operations of Process Technology involve the seeking and investigating of potential assets, property or businesses to acquire; it is seeking a "reverse" acquisition, reorganization or merger transaction, whereby the acquired entity will control Process Technology, thereby becoming a publicly-held company.

          Process Technology has limited assets and conducts no material other business; therefore, management anticipates that any such venture would require Process Technology to issue shares of its "restricted securities" (common stock) as the sole consideration for the venture. This may result in substantial dilution of the percentage of share ownership of current stockholders. Process Technology's Board of Directors shall make the final determination whether to complete any such venture; and the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation, By-Laws or contract. Neither Process Technology's Articles of Incorporation require stockholder approval for any such acquisition or reorganization; however, transactions whereby the acquired entity is merged into Process Technology may require approval by stockholders owning a majority of the outstanding voting securities, following adoption by the Board of Directors, in accordance with the NRS. There is no assurance that any future enterprise will be profitable or successful. If the vote or consent of stockholders is required, Process Technology would be required to file with the Securities and Exchange Commission and provide to its stockholders a proxy or information statement in compliance with Regulation 14A or C promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act").

          No disclosure documentation will be provided to stockholders prior to any acquisition or reorganization transaction not requiring stockholder approval. Process Technology will be required to disclose any such transaction in an 8-K Current Report to be filed with the Securities and Exchange Commission within 15 days of the occurrence of the event, and as soon as available or not later than 75 days, to file an amendment to the 8-K Current Report containing audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes. The audited financial statements must be for the most recent fiscal or calendar year, with a two year audited statement of income, if applicable; quarterly periods subsequent to the audited year end may be presented in unaudited form.

          Process Technology recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include the substantial time requirements for filing and completing an IPO, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell the shares, the lack of or the inability to obtain the required financial statements for such an undertaking, state limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state agencies or applicable securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require Process Technology to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of Process Technology following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in Process Technology.

          Process Technology does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology and the Internet, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others.

          Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; the candidate's present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of the candidate's management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of the candidate's products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

          Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in the research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Further, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such enterprise will be unproven and cannot be predicted with any certainty.

          Management will attempt to meet personally with management and key personnel of the acquisition, reorganization or merger candidate, and to visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management and their present involvement with EuroTrade Financial, Inc. ("EuroTrade"), these activities may be limited. See the heading "Business Experience," Part I, Item 5.

          EuroTrade was incorporated under the laws of the State of Texas in approximately March, 1994. EuroTrade is owned by the Thompson Family 1993 Trust, of which the children of W. Scott Thompson, a director and executive officer of Process Technology, are the sole beneficiaries. Mr. Thompson is the President and a director of EuroTrade. William A. Silvey, Jr., the other director and executive officer of Process Technology, is not an affiliate of EuroTrade. EuroTrade facilitates reorganizations, workouts and turnarounds of financially distressed companies.

        Process Technology is unable to predict the time as to when and if it may actually participate in any specific business endeavor. Management anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker/dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, Process Technology may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which it eventually participates. Such persons may include its directors, executive officers, beneficial owners of securities of Process Technology or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. Management will not acquire or merge with any business in which it has an ownership interest.

         Process Technology's past and present directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

          Process Technology may compensate members of management in the future for services that they may perform. Because Process Technology currently has extremely limited resources, and is unlikely to have any significant resources until it has completed an acquisition, reorganization or merger, management expects that any such compensation would take the form of an issuance of Process Technology's "restricted securities" (common stock)to these persons; this would have the effect of further diluting the holdings of its other stockholders. There are no present arrangements or plans to pay any such compensation; however, see the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

          Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $350,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Members of management may actively negotiate or otherwise consent to the purchase of all or any portion of their common stock as a condition to, or in connection with, a proposed acquisition, reorganization or merger. It is not anticipated that any such opportunity will be afforded to other stockholders or that other stockholders will be afforded the opportunity to approve or consent to any particular stock buy-out transactions. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by Process Technology and, accordingly, may present a conflict of interest for such individuals.

          None of Process Technology's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or enterprise regarding the possibility of an acquisition, reorganization or merger transaction with Process Technology. Nor are there any present plans, proposals, arrangements or understandings with anyone regarding the possibility of any acquisition, reorganization or merger involving Process Technology.

Risk Factors.
-------------

          In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, Process Technology's present and proposed business operations will be highly speculative and will be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors which are outlined below.

          Extremely Limited Assets; No Source of Revenue.
          -----------------------------------------------

          Process Technology has virtually no assets and has had no revenue for over five years or to the date hereof. Nor will Process Technology receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. Process Technology can provide no assurance that any acquired business will produce any material revenues for it or its stockholders or that any such business will operate on a profitable basis.

Absence of Substantive Disclosure Relating to Prospective
Acquisitions.
-------------

          Process Technology has not yet identified any assets, property or business that it may acquire, so potential investors will have virtually no substantive information upon which to base a decision whether to invest in Process Technology. Potential investors would have access to significantly more information if Process Technology had already identified a potential acquisition, reorganization or merger candidate or if the candidate had made an offering of its securities directly to the public in an IPO. Process Technology can provide no assurance that any investment in it will not ultimately prove to be less favorable than such a direct investment.

          Unspecified Industry and Acquired Business; Unascertainable Risks.
          ------------------------------------------------------------------

         To date, Process Technology has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which Process Technology may acquire. To the extent that Process Technology may acquire a business in a high risk industry, it will become subject to those risks. Similarly, if it acquires a financially unstable business or a business that is in the early stages of development, it will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

         Uncertain Structure of Acquisition.
          -----------------------------------

          Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because Process Technology has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2.

          State Restrictions on "Blank Check" Companies.
          ----------------------------------------------

          A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Process Technology intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while Process Technology has no substantive business operations and may be deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on Process Technology's ability to raise capital because potential purchasers of Process Technology's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of Process Technology's common stock within the borders of regulating states.

          By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies. Because Process Technology does not intend to make any offering of its securities in the foreseeable future, management does not believe that any state restriction on "blank check" offerings will have any material effect on Process Technology.

          In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Hawaii, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, Process Technology does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR.

          The net effect of these laws, rules and regulations will be to place significant restrictions on Process Technology's ability to register, offer and sell and/or to develop a secondary market for shares of Process Technology's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if Process Technology acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

         Further, Section 18(b)(4)(a) of the 1933 Act defines a "covered security" in connection with certain exempt offerings. "A security is a covered security with respect to a transaction that is exempt from registration under this Title pursuant to--(A) paragraph (1) or (2) of Section 4, and the issuer of such security files reports with the Commission under section 13 or 15(d) of the Securities Exchange Act of 1934; (B) section 4(4)."

         No new laws could be adopted by any state following the enactment of the National Securities Markets Improvement Act of 1996, which would require other than notice of the transaction and the collection of fees respecting a "covered security" transaction. All state laws in existence prior to the enactment of this Act would have no force and effect after three years from the adoption of the Act. Section 18(c)(2)(A) and (C), respectively.

         Section 4(1) of the 1933 Act exempts transactions by persons other than an issuer, underwriter or a dealer; and Section 4(4) exempts broker's transactions on unsolicited customer orders. Section 2(11) of the 1933 Act provides that any person directly or indirectly controlling, controlled by or under common control of an issuer is an "issuer" for the purposes of Section 4(1).

         Accordingly, non-controlling persons of Process Technology could presently sell their securities of Process Technology within the borders of any state, subject to and in compliance with that state's "notice" requirements, if any, on the effectiveness of this Registration Statement and the passage of 90 days or an aggregate total of five months from the filing of this Registration Statement.

         Management to Devote Insignificant Time to Activities of the
Company.
--------

          Members of Process Technology's management are not required to devote their full time to the affairs of Process Technology. Because of their time commitments, as well as the fact that Process Technology has no business operations, the members of management currently devote approximately one hour per week to the activities of Process Technology, until such time as it has identified a suitable acquisition, reorganization or merger candidate.

          No Market for Common Stock; No Market for Shares.
          -------------------------------------------------

         Although the Company may submit for quotations of its common stock on the OTC Bulletin Board of the NASD before any merger or acquisition transaction, and to seek a broker/dealer to act as "market maker" for its securities (without the use of any consultant), there is currently no market for such shares; there have been no discussions with any broker/dealer or any other person in this regard; and no market maker has been identified. There can be no assurance that such a market will ever develop or be maintained or that quotations will be granted on the OTC Bulletin Board. Any market price for shares of common stock of Process Technology is likely to be very volatile, and numerous factors beyond the control of Process Technology may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of Process Technology's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. Of the 13,305,240 outstanding shares of Process Technology's common stock, 12,722,000 are designated as "restricted securities," and 6,562,000 have satisfied the one year "holding period" requirements of Rule 144, while the shares that were recently issued under Rule 701 of the Securities and Exchange Commission may be publicly saleable under Rule 144 following the expiration of 90 days from the effective date of this Registration Statement or five months from the filing date hereof. See the caption "Recent Sales of Restricted Securities," Part II, Item 4, for information on the issuance dates of these and other "restricted securities" of Process Technology. The filing and effectiveness of this Registration Statement, along with the continued filing of all required reports with the Securities and Exchange Commission by Process Technology, will make Rule 144 available to the holders of these "restricted
securities."   See Part II, Item 4, and Part III, Item 1.

          Risks of "Penny Stock."
          -----------------------

          Process Technology's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are securities (i) with a price of less than $5.00 per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

          There has been no "established public market" for Process Technology's common stock during the last five years. At such time as Process Technology completes a merger or acquisition transaction, if at all, it may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "Pink Sheets" of the National Quotations Bureau LLC ("NQB")or the OTC Bulletin Board of the NASD.

          Section 15(g) of the 1934 Act and Rule 15g-2 of the Securities and Exchange Commission require broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Process Technology's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

          Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker/dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based upon that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;
(iii) provide the investor with a written statement setting forth the basis on which the broker/dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in Process Technology's common stock to resell their shares to third parties or to otherwise dispose of them.

Process Technology May Be Deemed to Be a "Blank Check" Company.
---------------------------------------------------------------

          The limited business operations of Process Technology, as now contemplated, may be deemed to involve those of a "blank check" company. The only activities to be conducted by Process Technology are to manage its current limited assets and to seek out and investigate the acquisition of any viable business opportunity by purchase or exchange for securities of Process Technology or pursuant to a reorganization or merger through which securities of Process Technology will be issued or exchanged.

Process Technology Will Seek Out Business Opportunities.
--------------------------------------------------------

          Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker/dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; Process Technology may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger in financial publications, in a very limited fashion.

Competitive Business Conditions.
--------------------------------

          Management believes that there are literally thousands of "blank check" or "shells" companies engaged in endeavors similar to those engaged in by the Process Technology; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of Process Technology or any other entity in the strata of these endeavors; however, Process Technology, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by Process Technology for the past several years.

Need for any Governmental Approval of Principal Products or Services.
---------------------------------------------------------------------

          Because Process Technology currently produces no products or services, it is not presently subject to any governmental regulation in this regard. However, in the event that Process Technology engages an acquisition, reorganization or merger transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations.
--------------------------------------------------------

          The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25,000,000; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25,000,000 or more. Based upon this criteria, Process Technology is a "Small Business Issuer."

          The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like Process Technology, and may make the use of these companies obsolete.

          Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the 1934 Act. The Company is not currently a "reporting issuer," and this Registration Statement should allow the Company's common stock to be quoted on the OTC Bulletin Board, but no assurance of this can be given; however, management does not expect any public market to develop in Process Technology's common stock unless and until it completes an acquisition, reorganization or merger. See
Part II, Item 1.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

          None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by Process Technology as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to Process Technology for acquisition, reorganization or merger.

Number of Employees.
--------------------

          None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

          Process Technology has not engaged in any material operations or had any revenues from operations during the last two fiscal years. Its plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit Process Technology and its stockholders. Because it has virtually no resources, management anticipates that to achieve any such transaction, that Process Technology will be required to issue shares of its common stock as the sole consideration for such venture.

          During the next 12 months, Process Technology's only foreseeable cash requirements will relate to maintaining its good standing in its state of incorporation or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans. Because Process Technology has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, the amount should not exceed $25,000 and will be on terms no less favorable than would be
available from a commercial lender in an arm's length  transaction.   As of
the date of this Registration Statement, Process Technology has not actively begun to seek any such venture.

Results of Operations.
----------------------

          Process Technology has had no material operations for over five years. It incurred losses of ($16,298), for the year ended November 30, 1999; ($2,363) for the year ended November 30, 1998; and ($281,483) from inception on May 12, 1987 through November 30, 1999. Primarily all of these expenses during fiscal 1999 and 1998 were utilized for attorney's fees, accounting fees and filing fees to maintain it in good standing.

Liquidity.
----------

        Process Technology has no cash resources, and expense during fiscal 1999 were advanced by members of management, in the amount of $6,806. Subsequent to the fiscal year end, 1999, Process Technology issued an aggregate total of 2,000,000 shares of common stock ("restricted securities") for services rendered valued at $0.02 per share or an aggregate total of $4,000, pursuant to Rule 701 of the Securities and Exchange Commission. In the same month, an aggregate total of 4,200,000 shares ("restricted securities) was issued to officers and its counsel to reduce accounts payable by $6,806.

Item 3.  Description of Property.
---------------------------------

          Process Technology has no assets, property or business; its principal executive office address and telephone number are the office address and telephone number of its Secretary, W. Scott Thompson, and are provided at no cost. Because Process Technology has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Thompson of providing the use of his office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of Process Technology's common stock as of the date hereof, to wit:


                        Number of Shares           Percentage
Name and Address       Beneficially Owned           of Class
----------------       ------------------           --------

Santa Cruz Trust            1,000,000                 7.5%
7250 Wynwood
Houston, Texas 77008

Clarence J. Von Drehle      2,885,000                21.6%
7250 Wynwood
Houston, Texas 77008

Joseph L. Schwepee          1,077,600                 8.0%
7250 Dumfries Dr.
Houston, Texas 77008

William A. Silvey, Jr.(1)   2,485,000(1)             18.7%
5227 Cripple Creek Court
Houston, Texas 77017

W. Scott Thompson(2)        2,785,000(2)             20.9%
6371 Richmond, #200
Houston, Texas 77057

Leonard W. Burningham, Esq  1,200,000                 9.0%
455 East 500 South,
Suite 205
Salt Lake City, Utah
84111

TOTALS:                    11,432,600                85.7%

          (1) 4,000 of these shares are held of record in the name of the Silvey Children's Trust, and 1,000 shares are owned by Tracy
               Silvey, a daughter of William A, Silvey, Jr.

          (2) 250,000 of these shares are held of record in the name of the Thompson Family Trust, and 5,000 shares are owned by W.L.
               Thompson, Jr., W. Scott Thompson's son.


Security Ownership of Management.
---------------------------------

          The following table sets forth the share holdings of Process Technology common stock by directors and executive officers as of the date hereof, to wit:

                          Number of Shares
                         Beneficially Owned      Percentage of
Name and Address           as of 10/10/99          of Class
----------------         ------------------      -------------
     [S]                         [C]                  [C]

William A. Silvey, Jr.(1)     2,485,000              18.7%
5227 Cripple Creek Court
Houston, Texas 77017

W. Scott Thompson(2)          2,785,000              20.9%
6371 Richmond, #200
Houston, Texas 77057

TOTALS                        5,270,000              39.6%

          (1) 4,000 of these shares are held of record in the name of the Silvey Children's Trust, and 1,000 shares are owned by Tracy Silvey, a daughter of William A, Silvey, Jr.

          (2) 250,000 of these shares are held of record in the name of the Thompson Family Trust, and 5,000 shares are owned by W.L. Thompson, Jr., W. Scott Thompson's son.

Changes in Control.
-------------------

          There are no present arrangements or pledges of Process Technology's securities which may result in a change in control.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of Process Technology. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                      Date of         Date of
                      Positions     Election or     Termination
Name                     Held       Designation   or Resignation
----                     ----       -----------   --------------
William A. Silvey, Jr. President,      10/98             *
                       Director

W. Scott Thompson      Sec/Tres,       10/98             *
                       Director

          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

          William A. Silvey, Jr. Mr. Silvey is 63 years of age and has over 35 years experience as an officer and director of operating companies, and as a venture capitalist, financial consultant and business consultant. He was one of the founders of Intermedics, Inc. which grew to be one of the largest medical products companies in the world. Mr. Silvey has founded and operated more than fifteen companies during his business career. Since April 1993, he has been an associate of Eurotrade Financial, Inc., a Houston based financial consulting firm. Mr. Silvey is a graduate of California Institute of Technology with a Bachelors Degree in Mechanical Engineering. He also holds a Masters in Business Administration from Stanford University.

          W. Scott Thompson. Mr. Thompson is 50 years of age and has over 20 years experience as a venture capitalist and financial consultant. Since April 1993, Mr. Thompson has served as the President of Eurotrade Financial, Inc., a Houston based financial consulting firm. Prior to his tenure with Eurotrade, Mr. Thompson was employed by Harris-Forbes, Inc. (a Houston based financial and venture capital firm), from October 1983 to March 1993. Mr. Thompson still serves as an officer, director and consultant to Harris-Forbes. He is a graduate from the University of Texas with a Bachelors Degree in Business Administration and attended two years of graduate school of business working toward a double masters in business and accounting.

Other "Public Shell" Activities.
--------------------------------

          W. Scott Thompson and William A. Silvey, Jr. have been involved as directors and executive officers of other companies that may be deemed to have been "blank check" companies and future involvement in other entities that may be deemed to be "blank check" companies is likely, but presently unplanned.

          The following table summarizes the companies for which Mr. Thompson and Mr. Silvey have served as directors, executive officers or consultants and which have completed a reorganization or merger, and the consideration received by Messrs. Thompson and Silvey in connection with each reorganization.

                                                OTC
                                              Bulletin
                                               Board   Reorg.
Original Company Name     New Company Name     Symbol   Date     Consideration
---------------------     ----------------     ------   ------   -------------
Environmental Pyrogenics, Northport Industries, PESO  12/24/97  135,000
shares*
Inc.                      Inc.                                  $25,000*


Information Technology    International         IHHC      6/98  140,000
shares*
Systems, Inc.             Healthcare Holdings                   $18,000*

          * Messrs. Thompson and Silvey each received the number of "restricted securities" and amount of money indicated as compensation for services rendered; all shares were issued under Rule 701 of the Securities and Exchange Commission as consideration for services rendered in connection with the structuring and closing of a reorganization agreement's with each of these companies.

Significant Employees.
----------------------

          Process Technology has no employees who are not executive officers.

Family Relationships.
---------------------

         There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of Process Technology:

            (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

            (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

            (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

            (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures
Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by Process Technology for services rendered during the periods indicated:

<CAPTION
                   SUMMARY COMPENSATION TABLE


                     Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------

William A.
Silvey, Jr. 11/30/99   0     0     0     0      0     0    0
President,  11/30/98   0     0     0     0      0     0    0
Director

W. Scott
Thompson,   11/30/99   0     0     0     0      0     0    0
Secretary,  11/30/98   0     0     0     0      0     0    0
Director


           * Immediately prior to the filing of this Registration Statement, Messrs. Silvey and Thompson were each issued 1,680,000 shares of "restricted securities" of Process Technology valued at an aggregate total of $3,200 or $0.02 per share, for non-capital raising services rendered. See
               Part II, Item 4, and Part III, Item 1.

          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended November 30, 1999 or 1998. Further, no member of Process Technology's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which Process Technology's directors are compensated for any services provided as director. No additional amounts are payable to Process Technology's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from Process Technology, with respect to any director or executive officer of Process Technology which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with Process Technology, any change in control of Process Technology, or a change in the person's responsibilities following a change in control of Process Technology.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

          There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which Process Technology and any director, executive officer, five percent stockholder or associate of any of these persons except the following: immediately prior to the filing of this Registration Statement, Process Technology issued an aggregate total of 1,600,000 shares of common stock ("restricted securities")to Messrs. Silvey and Thompson (800,000 each) pursuant to Rule 701 of the Securities and Exchange Commission for compensation for non-capital raising services valued at an aggregate total of $3,200 or $0.02 per share; and an aggregate total of 3,360,000 shares of common stock ("restricted securities), 1,680,000 to each, were issued to reduce accounts payable by $6,806, representing advances by these persons. 840,000 shares were also issued to Leonard W. Burningham, Esq., counsel, as partial consideration of this amount. The non-capital raising services rendered included, but were not limited to bringing Process Technology current in its filings with the State of Nevada; various meetings and conferences in respect thereof; review of related correspondence and pleadings; discussions with Process Technology's accounting firm and review of drafts and final copies of audited financial statements; and various conference calls and
discussions with legal counsel regarding same.   See Part II, Item 4, and Part
III, Item 1.

Item 8.  Description of Securities.
-----------------------------------

Common Stock.
-------------

          Process Technology has 25,000,000 shares of $0.002 par value common voting stock authorized; 13,305,240 shares of common stock are presently outstanding. The holders of Process Technology's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.


         Stockholders have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

Preferred Stocks.
-----------------

         Process Technology has 12,500,000 shares of $0.25 par value preferred voting stock authorized; 291,620 shares of which are presently outstanding, and designated as:

          Series A Non-Voting Preferred Stock with the following rights, privileges and preferences set forth in the Articles of Incorporation, as amended, with the class amounting to 291,620 shares: (i), non-voting; (ii), non-convertible; (iii) preference to dividends if any are declared; (iv), any dividends shall be non-cumulative; and (v), the preferred stock shall be entitled to an annual dividend of $0.10 per share, payable quarterly, commencing on or before 24 months from the date of issuance of certificates therefor, in the sole discretion of the board of directors (no dividends have been declared).

Miscellaneous.
--------------
                                  PART II

Item 1. Market Price of and Dividends on Process Technology's Common Equity and Other Stockholder Matters.
------------------------------

Market Information.
-------------------

          There has never been any established "public market" for shares of common stock of Process Technology. Process Technology intends to submit it common stock for quotations on the OTC Bulletin Board of the National Association of Securities Dealers ("NASD"); however, management does not expect any public market to develop unless and until Process Technology completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for Process Technology's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management and others may have a substantial adverse impact on any such public market, and, with the exception of the "restricted securities" issued to Messrs. Silvey, Thompson and Leonard W. Burningham, Esq. pursuant to Rule 701 of the Securities and Exchange Commission and for cash immediately prior to the filing of this Registration Statement, all other outstanding "restricted securities" of Process Technology, amounting to 6,562,000 shares, have already satisfied the "holding period" requirements of Rule 144. The 701 shares issued to members of management and Process Technology's counsel, amounting to an aggregate total of 2,000,000 shares, will become tradable under Rule 144 90 days after the effective date of this Registration Statement or approximately five months from the filing of hereof. See Part II, Item 4, and Part III,
Item 1.

Holders.
--------

          The number of record holders of Process Technology's securities as of the date of this Registration Statement is approximately 102.

Dividends.
----------

          Process Technology has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of Process Technology cannot be ascertained with any certainty, and if and until Process Technology completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, Process Technology's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          Process Technology is not a party to any pending legal proceeding and, to the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against Process Technology. No director, executive officer or affiliate of Process Technology or owner of record or beneficially of more than five percent of Process Technology's common stock is a party adverse to Process Technology or has a material interest adverse to Process Technology in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          There have been no changes in Process Technology's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

Name                           Date           Shares           Compensation
----                           ----           ------           ------------
William A. Silvey, Jr.       01/11/00         800,000            Services*
W. Scott Thompson            01/11/00         800,000            Services*
Leonard W. Burningham, Esq.  01/11/00         400,000            Services*


          * All services were "non-capital raising" and valued at $0.02 per share or an aggregate total of $4,200; these securities were issued pursuant to Rule 701 of the Securities and Exchange Commission. These non-capital raising services included, but were not limited to bringing Process Technology current in its filings with the State of Nevada; various meetings and conferences in respect thereof; review of related correspondence and pleadings; discussions with Process
Technology's accounting firm and review of drafts and final copies of audited financial statements; and
               various conference calls and discussions with legal counsel respecting same.

W. A. Silvey, Jr.            01/11/00       1,680,000             Cash*
W. Scott Thompson            01/11/00       1,680,000             Cash*
Leonard W. Burningham, Esq.  01/11/00         840,000             Cash*

          * These shares were issued in consideration of an aggregate total of $6,806, which has been previously advanced by Messrs. Silvey and Thompson to Process Technology, and which was carried on its balance sheet as a liability.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Article XI of Process Technology's Articles of Incorporation provides that no director or officer shall be personally liable to Process Technology or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer, except for certain misconduct prohibited by the NRS.

          Section 78.751(1) of NRS authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

          Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

          To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

          Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

          Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

          Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements.
---------------------

     For the year ended November 30, 1999:

     Independent Auditors' Report

     Balance Sheet for the year ended November 30, 1999

     Statements of Operations for the years ended November 30, 1999 and 1998, and for the period from inception (May 12, 1987) through November 30, 1999

     Statements of Stockholders' Equity (Deficit) for the period from inception (May 12, 1987) through November 30, 1999


     Statements of Cash Flows for the years ended November 30, 1999 and 1998, and for the period from inception (May 12, 1987) through November 30, 1999

     Notes to the Financial Statements

                       PROCESS TECHNOLOGY SYSTEMS, INC.
                        (A Development Stage Company)

                             FINANCIAL STATEMENTS

                              November 30, 1999

                               C O N T E N T S


Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . 3

Balance Sheet  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . . . 5

Statements of Stockholders' Equity (Deficit) . . . . . . . . . . . . . . . 6

Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . 7

Notes to the Financial Statements  . . . . . . . . . . . . . . . . . . . . 8

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
Process Technology Systems, Inc.
(A Development Stage Company)
Houston, Texas


We have audited the accompanying balance sheet of Process Technology Systems, Inc. (a development stage company) as of November 30, 1999 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended November 30, 1999 and 1998 and from the beginning of the development stage on May 12, 1987 through November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Process Technology Systems, Inc. (a development stage company) as of November 30, 1999, and the results of its operations and its cash flows for the years ended November 30, 1999 and 1998, and from the beginning of the development stage of May 12, 1987 through November 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Jones, Jensen & Company
----------------------------
Jones, Jensen & Company
Salt Lake City, Utah
January 28, 2000



                       PROCESS TECHNOLOGY SYSTEMS, INC.
                        (A Development Stage Company)
                                Balance Sheet

                                    ASSETS

                                                              November 30,
                                                                 1999
CURRENT ASSETS                                                $      -



 Total Current Assets                                                -



 TOTAL ASSETS                                                 $      -




                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

 Accounts payable                                             $   18,661



  Total Liabilities                                               18,661

STOCKHOLDERS' EQUITY (DEFICIT)

 Preferred stock authorized 12,500,000 preferred shares,
  at $0.25 par value: 291,620 shares issued and
  outstanding                                                     72,905

 Common stock authorized 25,000,000 common shares
  at $0.002 par value: 7,145,240 shares issued and
  outstanding                                                     14,290

 Capital in excess of par value                                  175,627


 Deficit accumulated during the development stage               (281,483)

  Total Stockholders' Equity (Deficit)                           (18,661)

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)        $      -


                       PROCESS TECHNOLOGY SYSTEMS, INC.
                        (A Development Stage Company)
                           Statements of Operations


                                                                From
                                                                Inception on
                                                                May 12, 1987
                                 For the Years Ended            Through
                                      November 30,              November 30,
                                 1999            1998              1999


REVENUES                      $      -        $      -          $      -

EXPENSES

 General and administrative       16,298           2,363           281,483

  Total Expenses                  16,298           2,363           281,483

NET LOSS                      $  (16,298)     $   (2,363)       $ (281,483)

BASIC LOSS PER SHARE          $    (0.00)     $    (0.00)

WEIGHTED AVERAGE
 NUMBER OF SHARES              7,145,240       7,145,240



                       PROCESS TECHNOLOGY SYSTEMS, INC.
                        (A Development Stage Company)
                Statements of Stockholders' Equity (Deficit)

                                 Common Stock           Preferred Stock

                             Shares       Amount     Shares        Amount


Balance, May 12, 1987         6,500,000   $ 13,000           -      $     -

February 18, 1988, common
stock issued for services
at $0.002 per share             583,240      1,166           -            -

February 18, 1988, preferred
stock issued for services at
$0.25 per share                     -          -         291,620       72,905

June 9, 1988, common stock
issued for services valued
at $0.002 per share              50,000        100           -            -

March 30, 1990, common stock
 issued for services, valued
at $0.002 per share              12,000         24           -            -

Net loss from inception on
 May 12, 1987 through
 November 30, 1996                  -          -             -            -

Balance, November 30, 1996    7,145,240     14,290       291,620       72,905

Net loss for the year ended
 November 30, 1997                  -          -             -            -

Balance, November 30, 1997    7,145,240     14,290       291,620       72,905

Net loss for the year ended
 November 30, 1998                  -          -             -            -

Balance, November 30, 1998    7,145,240     14,290       291,620       72,905

Net loss for the year ended
 November 30, 1999                  -          -             -            -

Balance, November 30, 1999    7,145,240   $ 14,290       291,620     $ 72,905

                                                             Deficit
                                                             Accumulated
                                      Additional             During the
                                      Paid-in                Developmental
                                      Capitol                Stage

Balance, May 12, 1987                 $ 175,627              $       -

February 18, 1988, common
stock issued for services
at $0.002 per share                         -                        -

February 18, 1988, preferred
stock issued for services at
$0.25 per share                             -                        -

June 9, 1988, common stock
issued for services valued
at $0.002 per share                         -                        -

March 30, 1990, common stock
 issued for services, valued
at $0.002 per share                         -                        -

Net loss from inception on
 May 12, 1987 through
 November 30, 1996                          -                   (262,822)

Balance, November 30, 1996              175,627                 (262,822)

Net loss for the year ended
 November 30, 1997                          -                        -

Balance, November 30, 1997              175,627                 (262,822)

Net loss for the year ended
 November 30, 1998                          -                     (2,363)

Balance, November 30, 1998              175,627                 (265,185)

Net loss for the year ended
 November 30, 1999                          -                    (16,298)

Balance, November 30, 1999              175,627                 (281,483)



                      PROCESS TECHNOLOGY SYSTEMS, INC.
                        (A Development Stage Company)
                          Statements of Cash Flows



                                                               From
                                                               Inception on
                                                               May 12, 1987
                                   For the Years Ended         Through
                                       November 30,            November 30,
                                     1999        1998            1999
CASH FLOWS FROM OPERATING
 ACTIVITIES

 Net loss                            $(16,298)  $(2,363)       $(281,483)
 Issuance of stock for services                     -            262,822
 Changes in operating asset and
  liability accounts:
  Increase (decrease) in accounts
  payable                              16,298     2,363           18,661

  Net Cash (Used) by Operating
  Activities                              -         -                -

CASH FLOWS FROM INVESTING ACTIVITIES      -         -                -

CASH FLOWS FROM FINANCING ACTIVITIES      -         -                -


NET INCREASE (DECREASE)IN CASH            -         -                -

CASH AT BEGINNING OF PERIOD               -         -                -

CASH AT END OF PERIOD                $    -     $   -          $     -

Cash Payments For:

 Income taxes                        $    -     $   -          $     -
 Interest                            $    -     $   -          $     -

                       PROCESS TECHNOLOGY SYSTEMS, INC
                        (A Development Stage Company)
                      Notes to the Financial Statements
                          November 30, 1999 and 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.  Organization

         The Company was organized under the laws of the State of Nevada on May 12, 1987. In June 1987, the Company issued 200,000 shares of its common stock to acquire all of the outstanding stock of Houston Engineering Research Corporation (HERCO), a Texas corporation which were subsequently written off as a loss. Currently, the Company is seeking new business opportunities believed to hold a potential profit or to merge with an existing company.

         b.  Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting. The Company has adopted a November 30 year end.

         c.  Basic Loss Per Share

         The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during the period of the financial statements as follows:

                                   Loss           Shares          Per Share
                                (Numerator)    (Denominator)        Amount
         For the year ended
         November 30, 1998     $  (2,363)        7,145,240       $  (0.00)

         For the year ended
         November 30, 1999     $ (16,298)     $  7,145,240       $  (0.00)

         d.  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         e.  Cash Equivalents

         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                       PROCESS TECHNOLOGY SYSTEMS, INC
                        (A Development Stage Company)
                      Notes to the Financial Statements
                         November 30, 1999 and 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         f.  Provision for Taxes

         At November 30, 1999, the Company had net operating loss carryforwards of approximately $20,000 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 2 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 3 - SUBSEQUENT EVENTS

         In January the Company issued 1,600,000 shares to its officers and 400,000 shares to a shareholder for services rendered, valued at $3,200. In the same month 4,200,000 shares were issued to officers and shareholders to reduce accounts payable by $6,806.

NOTE 4 - PREFERRED STOCK

         Process Technology Systems, Inc. is authorized to issue 12,500,000 shares of preferred stock by action of the Company's Board of Directors. The Board of Directors is authorized, without further action by stockholders, to determine the voting rights, dividend right, dividend rates, liquidation preferences, redemption provisions, conversion or exchange rights and other rights, preferences, privileges and restriction of any unissued series of preferred stock and the number of shares constituting such series. The Company has issued and outstanding 291,620 shares of preferred stock. The preferred stock has preference in liquidation and to dividends. The preferred stock is entitled to a $0.10 per share dividend if dividends are declared by the Board of Directors. Through November 30, 1999, no dividends have been declared.

                               PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation

3.2       Certificate of Amendment Respecting Rights, Privileges and
          Preferences of a Class of Preferred Stock

3.3       By-Laws

27        Financial Data Schedule

99        Written Compensation Agreement


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.


                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Process Technologies, INC.

Date: 2/15/2000                          By /s/William A. Silvey
     ------------                            --------------------------
                                             William A. Silvey, Jr., Director
                                             and President

Date: 2/15/2000                          By /s/W. Scott Thompson
     ------------                           ------------------------
                                             W. Scott Thompson, Director
                                             Secretary